Exhibit 12

ClubCorp Club Operations, Inc.

Computation of Ratio of Earnings to Fixed Charges

Five Years Ended December 28, 2010

	2006	2007	2008	2009	2010
Earnings:
(Loss) income before income taxes	$(64,475)	$(75,337)	$(59,666)	$(20,180)	$318,711
Equity in earnings from unconsolidated ventures	(2,383)	(851)	(1,514)	(706)	(1,309)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(66,858)	(76,188)	(61,180)	(20,886)	317,402

Add:
Total fixed charges (per below)	40,326	115,037	102,928	66,132	64,418
Amortization of capitalized interest	29	89	133	146	149

Less:
Interest capitalized	(2,239)	(2,382)	(966)	(69)	(115)

Total earnings	$(24,265)	$41,320	$42,847	$45,461	$382,083

Fixed Charges:
Interest expense	$31,166	$105,408	$94,583	$58,383	$57,165
Interest capitalized	2,239	2,382	966	69	115
Estimate of interest within rental expense(a)	6,921	7,247	7,379	7,680	7,138

Total fixed charges	$40,326	$115,037	$102,928	$66,132	$64,418

Ratio of earnings to fixed charges(b)	—	0.36x	0.42x	0.69x	5.93x

(a)          Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases) included in income from continuing operations.

(b)         For the fiscal years ended December 26, 2006, December 25, 2007, December 30, 2008 and December 29, 2009, earnings were insufficient to cover fixed charges by approximately $64.6 million, $73.7 million, $60.1 million and $20.7 million, respectively.